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                  Prospectus Supplement dated December 15, 1998
                        to Prospectus dated May 27, 1998

                  AMERICAN INTERNATIONAL PETROLEUM CORPORATION




         Page 14 of the Prospectus (list of Selling Securityholders) is amended by this Prospectus Supplement to substitute IEO Holdings Limited for Infinity Emerging Opportunities Limited as one of the Selling Securityholders named in the Prospectus. IEO Holdings Limited is a wholly owned subsidiary of Infinity Emerging Opportunities Limited. Effective December 9, 1998, Infinity Emerging Opportunities Limited assigned all of its rights, title and interest to the shares of Common Stock being offered by the Prospectus to IEO Holdings Limited. The address of the principal business office of IEO Holdings Limited is Hawkins Waterfront Plaza, P.O. Box 556 - Main Street, Charleston, Nevis, West Indies.